Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

(and its subsidiaries)

	Quarter ended			Nine months ended
(dollar amounts in millions)	Sept. 30, 2004	June 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Income from continuing operations before provision for income taxes (a)	$251	$261	$221	$873	$718
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	71	69	75	211	232
Total earnings (as defined), excluding interest on deposits	322	330	296	1,084	950
Interest on deposits	35	26	24	85	89
Total earnings (as defined)	$357	$356	$320	$1,169	$1,039
Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.58	4.75	3.95	5.14	4.09
Including interest on deposits	3.40	3.75	3.21	3.96	3.23
(a)	Amounts for the first nine months of 2003 are before the cumulative effect of a change in accounting principle, as disclosed further on page 9.